

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 19, 2021

Randy Milby
Chief Executive Officer
Hillstream BioPharma Inc.
1200 Route 22 East, Suite 2000
Bridgwater, NJ 08807

      Re: Hillstream BioPharma Inc.
              Amendment No. 1 to Draft Registration Statement
              Submitted June 1, 2021
              File No. 377-04884

Dear Mr. Milby:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-1

Cover Page

1. We note that you have checked the Rule 415 box on your outside cover page, yet disclosures elsewhere indicate that this is a firm commitment, underwritten offering. Please advise or revise.

2. Please revise to clarify whether you will proceed with the offering in the event you are not approved for listing by the Nasdaq Capital Market. In this regard, we note your disclosure that you intend to apply for listing on Nasdaq, and your disclosure in the last risk factor on page 46 that if your listing is not approved, you will seek to have your stock listed on the OTCQB.

<u>Gatefold, page i</u>

3.   Revise the pipeline table on the gatefold and elsewhere in the document to include separate columns for each of the three phases of clinical development, each at least a wide as the other columns in the pipeline. Please also revise the line for HSB-1216 to indicate it is in IND-enabling studies since an IND will not be filed with the FDA until 2022. Clarify when you expect to submit an IND or similar application to the relevant jurisdiction for each product candidate, to the extent known.

<u>Prospectus Summary, page 1</u>

4.   On page 1, where you state your "goal is to start a clinical study with HSB-1216 in the first half of 2022." Revise to state when you plan to submit your IND to the FDA, and clarify that your IND may not be accepted, or may not be accepted in your anticipated time frame. Generally, revise the disclosure in your summary to reflect the current status of your product candidates, the dates over which you control, such as the dates you intend to submit INDs, and balance your goals with disclosure that it is unknown whether approval will be granted in the time frame you desire or at all.

5.   To the extent you plan to seek FDA approval for your product candidates and target the U.S. market, revise to clarify you are a pre-clinical company. We note the risk factor disclosure on pages 14 and 20 that your two lead product candidates are currently in pre-clinical development.

6.   On page 1, you state that "[t]he active drug in HSB-1216 was found to be efficacious in a clinical pilot study in Germany in treatment resistant cancers." As safety and efficacy determinations are solely within the authority of the Food and Drug Administration and comparable foreign regulators, and they continue to be evaluated throughout all phases of clinical trials, please remove this and any similar statements of effectiveness or safety throughout your prospectus. In the Business section, you may present objective data resulting from your research without including conclusions related to efficacy.

7.   Where you couple your products with FDA-approved products from other manufacturers, be certain your disclosure makes clear which products you are developing and which you purchase or in-license from other manufacturers. For example, on page 1, you discuss the positive attributes of the "ultra-low dose, next generation anthracycline analogue" which you describe in more detail in the second paragraph on page 2; however, this does not appear to be your product. You also include it in your pipeline without notation. Please also revise your pipeline accordingly.

<u>Our Team, page 4</u>

8.   Please clarify that your management team consists of one person.

Risks Associated with Our Business, page 5

9.   Please include disclosure that the net proceeds from this offering and your existing cash will not be sufficient to fund your current operations through twelve months from the date of the offering.

Our Corporate History, page 6

10.   Please disclose the value of the shares of Holdco common stock that were exchanged for HBI common stock and the membership interests in Nanoproteagen and Farrington Therapeutics LLC.

Risk Factors
Risks Related to the Discovery and Development of Our Product Candidates, page 14

11.   As the Coronavirus pandemic began over one year ago and has spread across the globe, update the risk factor on page 22.

Risks Related to Our Reliance on Third Parties, page 26

12.   We note the disclosure in the risk factor on page 26 that you source some of your required materials from sole source suppliers. Identify your sole source suppliers. Refer to Item 101(h)(4)(v) of Regulation S-K. File the contracts with each of those suppliers or explain why you are not substantially dependent upon each. Refer to Item 601(b)(10)(ii)(B) of Regulation S-K.

Risks Related to Commercialization of Our Drug Candidates, page 28

13.   Revise the risk factor related to Healthcare Reform in the United States, including the status of litigation regarding the Affordable Care Act.

Industry and Market Data, page 48

14.   Your statements that (i) you have not independently verified information cited or relied upon from third party publications and studies and (ii) no independent source has verified your internal research and results related to market, industry and other data reflected in the prospectus implies an inappropriate disclaimer of responsibility with respect to the third party information and your own research. Revise to clarify you are responsible for all disclosure in the prospectus.

Use of Proceeds, page 48

15.   Please amend your disclosure to indicate how far the allocations set forth in this section will advance HSB-1216 in pre-clinical and clinical trials and HSB-888 in pre-clinical activities.

Convertible Promissory Notes, page 57

16.   Please quantify the amount of common shares that will be issued to convert
        the convertible promissory notes upon completion of the offering.

Business, page 60

17.   Throughout the business section, clarify which drugs and product candidates you own,
        including whether you licensed them from other parties or developed or are developing
        them. When you refer to studies, be certain it is clear if you are referring to past studies
        performed by others, or studies in which you participated or were involved in some form.

18.   Increase the font size in your graphics so they are readable. Revise the graphs throughout
        the business section so that each has sufficient captions to provide meaningful explanation
        or to reference the graphics from the related disclosure. Revises to fully label all graphics,
        for example, to identify if they were mouse models.

19.   On pages 63 and 65, clarify what you mean by "We anticipate leveraging the human data
        available in China and Japan to obtain an IND approval in 2022 and top-line clinical data
        in 2023."

Clinical Data with HSB-1216's Active Drug, page 67

20.   You have disclosed the results experienced by two participants out of an unknown number
        in the German pilot study. Revise your disclosure to provide the total number of
        participants, dosing data, all serious adverse events and the results for all study
        participants, or delete this disclosure.

Intellectual Property, page 80

21.   Please revise your intellectual property disclosure to clearly describe, on an individual or
        patent family basis, the type of patent protection granted for each product, the expiration
        year of each patent held, and the jurisdiction of each patent. Please clearly distinguish
        between owned patents and patents out-licensed to third parties. In this regard it may be
        useful to provide tabular disclosure.

Scientific Advisory Board, page 88

22.   Please explain the role of your scientific advisory board and clarify, here or in the
        appropriate section of your filing, how members are compensated.

Executive and Director Compensation, page 90

23.   We note the table of outstanding equity awards as of December 31, 2020 on page 91.
        Please revise to disclose the grant date of each grant of stock options. Refer to SEC
        Release No. 33-8732A.

Certain Relationships and Related Person Transactions, page 95

24. Revise to identify the "related party Noteholder" referenced with respect to the September 27, 2020 notes and identify the basis on which they are a related party. Refer to Item 404(a)(1) of Regulation S-K.

General

25. Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

You may contact Jenn Do at (202) 551-3743 or Daniel Gordon at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Abby Adams at (202) 551-6902 or Christopher Edwards at (202) 551-6761 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Jeffrey Fessler, Esq.